PHOENIX ENERGY RESOURCE CORPORATION

Jun Yue Hua Ting, Building A
3rd Floor, Unit -1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

January 11, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	Phoenix Energy Resource Corporation
Form 8-K
Filed November 5, 2010
File No. 000-52843

We hereby submit updated responses of Phoenix Energy Resource Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 3, 2010, providing the Staff’s comments with respect to the above referenced current report on Form 8-K (the “Form 8-K”), along with Amendment No. 2 to the Form 8-K (the “Amendment”).

We understand and agree that:

a. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b. the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

1.	How do you maintain your books and records and prepare your financial statements?

RESPONSE: We were a shell company until our reverse acquisition of China Bingwu Forestry Group Limited (“Bingwu Forestry”) and its PRC subsidiaries, Qian Xi Nan Aosen Forestry

Division of Corporation Finance
January 11, 2011

Company, Limited (“Aosen Forestry”) and Qian Xi Nan Silvan Flooring Company, Limited (“Silvan Flooring”). The acquisition was accounted for as a recapitalization effected by a share exchange, wherein Bingwu Forestry was considered the acquirer for accounting and financial reporting purposes. As a result of the transaction, our business and operations became the business and operations of Bingwu Forestry and its subsidiaries, and this financial and accounting history of Bingwu Forestry and its subsidiaries became our accounting and financial history.

Prior to our reverse acquisition of Bingwu Forestry, Bingwu Forestry maintained its books, accounts and records in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”), which are closely aligned with the International Financial Reporting Standards (“IFRS”). However, as a result of the transaction, the Company’s books, accounts and records are being maintained, and its consolidated financial statements are being prepared in conformity with U.S. GAAP. We are in the process of seeking out and retaining an outside U.S. GAAP accounting service company to assist our Chief Financial Officer and his accounting team with the preparation of our financial statements in accordance with U.S. GAAP, the ongoing implementation of internal controls, and other U.S. GAAP compliance matters. We expect to have an agreement in place in time for the preparation of our annual report on Form 10-K for the fiscal year ended December 31, 2010.

Our accounting team, under the guidance and supervision of our Chief Financial Officer, will adjust and reconcile the subsidiaries’ accounting and financial statements into U.S. GAAP on a quarterly basis, and will further consolidate them into the Company’s financial statements for both book-keeping and SEC reporting purposes. During this process, our Chief Financial Officer, with the assistance of the Company’s outside accounting services company, will keep our accounting team informed and updated on recent accounting pronouncements, updates and rule changes by the SEC and other regulatory agencies.

With the guidance of our external accounting service company, we will also maintain an internal control system to ensure that our activities and transactions are recorded and reported in accordance with U.S. GAAP. We will maintain our Company books, accounts and records in accordance with U.S. GAAP, using sufficient detail to reflect transactions accurately and fairly. Specific attention will be paid to issues such as revenue recognition, disclosure requirements, valuation and allocation, related-party transactions, liabilities, including contingent liabilities, and going-concern status. We will also maintain a system of internal controls which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and that:

  transactions are executed in accordance with management’s general or specific authorization;

  all records are maintained, in reasonable details, to accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and any other criteria applicable to such statements, and to maintain accountability for assets;

Division of Corporation Finance
January 11, 2011

  reasonable assurance is provided regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

  our receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

  access to assets is permitted only in accordance with management’s general or specific authorization.

Our employees must record transactions in a timely manner and report immediately if financial statements are believed to be misstated or manipulated, or if they are pressured, threatened or aware of unethical behavior or fraudulent financial activities.

We also intend to establish an independent audit committee in accordance with NASDAQ’s Marketplace Rules within the next six to nine months. We expect that our independent audit committee will provide adequate corporate governance oversight of our internal controls over financial reporting and will include at least one independent director who will qualify as an “audit committee financial expert.”

2.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

RESPONSE: Please see our response to Comment No. 1 above.

3.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE: Please see our response to Comment No. 1 above.

4.	What is the background of the people involved in your financial reporting?

RESPONSE: Prior to our reverse acquisition of Bingwu Forestry, Bingwu Forestry maintained its books, accounts and records in accordance with PRC GAAP. As a result, although our accounting team has extensive experience in the preparation and consolidation of financial statements in accordance with PRC GAAP, our team does not have prior U.S. GAAP experience. The persons primarily responsible for preparing and supervising the preparation of financial statements are our Chief Financial Officer and our Accounting Department Director.

Our Chief Financial Officer is a full-time employee of the Company, who provides overall guidance and oversight in preparing our financial statements, and is directly involved in maintaining the Company’s system of internal controls over financial reporting. He is in the process of acquiring knowledge in U.S. GAAP and SEC rules and regulations.

Division of Corporation Finance
January 11, 2011

The Director of our Accounting Department is a full-time employee of the Company who directs Accounting Department staff in the preparation and consolidation of our financial statements in accordance with U.S. GAAP, under the guidance and supervision of the Chief Financial Officer. He holds a PRC Professional Accountant Qualification Certificate and has over 10 years’ experience in finance and accounting, however, he does not hold prior U.S. GAAP-related academic degrees or certifications.

As disclosed in our response to Comment No. 1 above, we are in process of seeking out and retaining an outside U.S. GAAP accounting service company to assist our Chief Financial Officer and his accounting team with the preparation of our financial statements in accordance with U.S. GAAP, the ongoing implementation of internal controls, and other U.S. GAAP compliance matters. We expect to have an agreement in place in time for the preparation of our annual report on Form 10-K for the fiscal year ended December 31, 2010.

We are also exploring the need to hire more senior accounting and financial personnel with prior U.S. GAAP experience, preferably with experience in the preparation of financial statements for a US public company.

5.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

what role he or she takes in preparing your financial statements;

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

the nature of his or her contractual or other relationship to you;

whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

RESPONSE: Please see our response to Comment No. 4 above.

6.	If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

the name and address of the accounting firm or organization;

the qualifications of their employees who perform the services for your company;

how and why they are qualified to prepare your financial statements;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Division of Corporation Finance
January 11, 2011

RESPONSE: We have not yet retained an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting, however, we expect to retain one to assist us with the preparation of our annual report on Form 10-K for the fiscal year ended December 31, 2010, and subsequent periods.

7.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

why you believe they are qualified to prepare your financial statements;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

RESPONSE: We do not retain individuals who are not our employees and are not employed by an accounting firm or other similar organizations to prepare our financial statements.

8.

If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

RESPONSE: We do not have a separately created audit committee and none of our current Directors has knowledge of U.S. GAAP. We are currently reviewing candidates to serve on our Board of Directors and on an independent audit committee which will include at least one Director who qualifies as an “audit committee financial expert.”

Description of Business, page 2

9.	Please disclose in what geographic regions your products are sold.

RESPONSE: We have revised our disclosure in the Amendment to reflect that there are approximately 504 retail stores carrying our products, concentrated mostly in southwestern China. Of the stores, 266 are located in Guizhou Province, 136 in Yunnan Province, 75 in the Guangxi Zhuang Autonomous Region and 27 are located in Sichuan Province. We plan to gradually expand our presence beyond southwest China and are working to develop the central China (Henan Province) and northwestern China (Shaanxi Province) markets. We are also evaluating the Southeast Asian, Australian, and North American markets for future expansion opportunities.

General

10.

We note that on page 13 of your disclosure you state that your products are subjected to regular government testing, inspection and approval requirements that determine whether your products can be sold on the market. Please disclose what type of government testing, inspections and approval requirements you must meet to continue to bring your products to market. Additionally, please discuss any past failures to meet these government standards, and how these issues may be resolved when they arise including how long it may take to resume bringing your products to market.

Division of Corporation Finance
January 11, 2011

RESPONSE: We have removed this risk factor from the Amendment as the Company is not subject to regular government testing, inspection and approval requirements. Rather, the Company is only required to undergo the following one-time testing for its products before they can be brought to market:

Test	Purpose	Requirements for successful testing
GB/T 18103-2000	Testing of for formaldehyde release for laminate flooring

Required for laminate flooring products. The standard includes the definition, classification, technical requirement, testing methods, inspection criteria, as well as labeling, packaging, transportation, and storage requirements related to formaldehyde release of laminate flooring products.

The complete standard is available at: http://www.cnlzj.org/Article/dongtai/200803/Article_313.html (the details are in Chinese)

GB 18580-2001	Testing for indoor decorating and refurbishing materials – limit of formaldehyde emission of wood- based panels and finishing products for fiber boards

Required for fiber board products. The standard sets formaldehyde release level, testing methods, and inspection criteria for indoor decoration and fiber boards

The complete standard is available at: http://down.foodmate.net/d/download.php?n=1&server=url_1 &id=5207::1124435164 (the details are in Chinese)

GB/T 18102-2007	Quality inspection for impregnated paper with wood- based flooring for laminate flooring

Required for laminate flooring products. The standard includes the definition, classification, technical requirement, testing methods, inspection criteria, as well as labeling, packaging, transportation, and storage requirements related to impregnated paper used in laminate flooring products

The complete standard is available at: http://img1.chem17.com/5/2008/633517961152962500.pdf (the details are in Chinese)

GB/T11718-2009	Quality inspection for medium density fiber board

Required for medium density fiber board products; standard includes the definition, classification, technical requirement, testing methods, inspection criteria, as well as labeling, packaging, transportation, and storage requirements related to medium density fiber board products.

Pleases see the complete standard at: http://china.toocle.com/cbna/item/2010-04-01/5075048.html (the details are in Chinese)

Division of Corporation Finance
January 11, 2011

GB/T17657-1999	Testing for fiber board physical and chemical properties for fiber boards	The complete standard is available at: http://wenku.baidu.com/view/a2df2a45b307e87101f696fa.html (the details are in Chinese)
GB/T8170-1987	Rules of numerical rounding

These are standards used in numerical rounding during scientific, technological, and production activities when testing or calculating various values. We use these standards in our production and testing processes.

The complete standard is available at: (the details are in Chinese) http://pdf.21food.cn/spbz/spbzfiles/169/10104018.pdf

We periodically work with authorized government quality inspection organizations to examine if our products satisfy the criteria to be sold to the market. Upon passing the tests we obtain the necessary qualification certificates, permits and licenses to continue our operations discussed in more detail in our response to Comment No. 11 below.

If we were to fail these tests, we would be required to make appropriate improvements to the failed product and reapply to the applicable government quality inspection organization for re-testing. The correction and re-testing period would last approximately 3 months. Since these tests are only required prior to releasing new products to the market and all our existing products have already passed such testing, we do not expect any interruption of our business due to failed tests.

11.	We note on page 13 that you discuss how your business is subject to a variety of laws, regulations and licensing requirements of national and local authorities in China. Please provide a more detailed discussion of the regulatory environment of your business.

Specifically, discuss the licenses or permits required from the PRC central government and the Guizhou province, including the kinds of permits required, renewal frequency and current status of your required licenses.

RESPONSE: We have revised our disclosure under the PRC Government Regulations heading in the Amendment to disclose that we operate in an industry with mature regulatory and industry standards. In order to continue our operations and remain competitive, we maintain the following manufacturing and operational licenses and certifications:

Permit/Certification	Issuing Authority	Effective Date	Expiration/Term
National Industrial Product Production Permit	PRC State Administration for Quality Supervision and Inspection and Quarantine	September 29, 2007	Expires on September 28, 2012
Quality Management System Authentication Certificate (consistency with ISO9001:2000 and GB/T19001-2000)	China Quality Authentication Center	March 18, 2008	Expires on March 17, 2011
Measurement Management System Authentication Certificate (consistency with GB/T19022-2003 and ISO10012-2003)	Zhongqi Measurement System Authentication Center	July 8, 2008	Expires on July 7, 2012

Division of Corporation Finance
January 11, 2011

We have also expanded our disclosure under the subheading “Environmental Compliance” to disclose that the major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution. We hold the following environmental licenses and certifications:

Permit/Certification	Issuing Authority	Effective Date	Expiration/Term
Environment Management System Authentication Certificate	China Quality Authentication Center (consistency with the standards of ISO14001:2004 and GB/T24001-2004)	April 3, 2008	Expires on April 2, 2011, subject to annual testing and extension every 3 years.
Emission Certification	Guizhou Dingxiao Economic Development District Environment Protection Agency (EPA)	April 14, 2008	April 14, 2011, subject to annual renewal
Radiation Safety Certification	Environment Protection Agency (EPA) of Guizhou Province	January 8, 2007	January 8, 2012

12.	On page four you state that as a result of floods in 1998 and the lack of ancient forests in China government imposed policy has heavily restricted deforestation activities. Your risk factor disclosure also highlights substantial costs and limitations on your operations as a result of various government environmental regulations. Please provide additional information about the cost and compliance with environmental laws, or other impact on your business. Please refer to Item 10 1 (h)(4)(xi) of Regulation S-K.

RESPONSE: Since 1986 deforestation restrictions have been a part of the PRC government’s successive 7th, 8th, 9th, 10th and 11th 5-Year Plans, and limited deforestation at 45.7%, 73.3%, 63.6%, 48.8% and 49.9% of the reforestation rate, respectively. However, such policies were not strictly enforced until the devastating Yangtze River floods of 1998 when the government determined that a main cause of the flooding was deforestation around the upper Yangtze. These policies could bring additional costs and limitations to our operations which we would consider appropriate and responsible to the environment, and such costs and limitations are borne by all enterprises that produce fiber boards and laminate flooring and not just by us. We are also developing our own regenerative forest resources as discussed in more detail in our response to Comment No. 27 below.

Division of Corporation Finance
January 11, 2011

It’s difficult to calculate the exact cost increase on our business due to strictly enforced forest protection measures. We could have more sources of raw materials had these measures remain loosely enforced. However, the nature of our business does not require us to use higher priced wood products as raw material, as wood byproducts would suffice. We do not expect these protective measures to significantly drive up our cost of raw materials.

13.

We note your disclosure on page nine under Employees that 36 of your 228 total employees are designated under the function heading of “Securit[y].” Please discuss your security needs, including underlying factors, whether this is comparable to competitors and any relationship between the need for security staff to the location of your manufacturing and business operations.

RESPONSE: Our products are comprised of wood and wood byproducts and to ensure production continuity we store certain amounts of such raw materials, along with work-in- progress, in both indoor and outdoor warehouses. Such stored raw materials and work-in- progress require round-the-clock security to guard against hazards such as fire. We also provide round-the-clock security at our employee dormitories for the safety of our resident employees. The foregoing uses of security is usual and customary in our industry in China.

14.

We note your disclosure on page nine that you employ three people in Housing Management. We also note your reference to dormitories on page 32 under Properties. Please discuss what housing you provide to employees, including what housing facilities you provide, how many employees use this housing, and why you provide dormitories to your employees.

RESPONSE: Our production facility is located in Dingxiao Development Zone, Xingyi City, Guizhou Province, which is located over an hour’s drive away from the nearest residential area. In order to reduce the burden of commuting and provide better benefits for our employees, we built housing for their use. To date, 82 of our employees are taking advantage of such housing.

We have expanded our disclosure under the “Properties” heading in the Amendment to disclose that we provide housing for our employees. Our employee housing is made of concrete and bricks and averages 12 square meters per apartment. Each apartment has its own bathroom, water heater, desks, chairs, beds, bedding and other basic living amenities and is usually shared by two employees. We have a total of 63 such apartments. We employ 3 staff members to safeguard our employee housing and our executive office buildings.

Business Overview, page 2

15.	Please disclose the basis for your expectation that you will enter into agreements with large home supply stores to market your products.

RESPONSE: We have expanded our disclosure under the “Business Overview” heading in the Amendment to disclose that large home supply stores, similar to Home Depot and Lowe’s in the US, are an important channel for building/home renovation material sales. We expect China’s building material sales to trend toward large home supply stores in the future.

Division of Corporation Finance
January 11, 2011

We current sell our products at Red Star Macalline Furniture Mall’s Guiyang store. Red Star Macalline is a large home products supply store chain in China with over 30 malls and stores across China. We plan to increase our efforts to work with more home supply stores in the future.

16.

Please balance the disclosure of your revenues from the 2009 fiscal year and the six months ended June 30, 2010 by disclosing your net income for those periods and any particular events that led to the increase in revenues.

RESPONSE: We note your comment and we have expanded our disclosure under the “Business Overview” heading to disclosure that our revenues and net income for the 2009 fiscal year were $13.3 million and $2.2 million, respectively, a 4.2% decrease in revenue and a 26.2% increase in net income over the same period of 2008. The decrease in revenue was mainly attributed to a change of strategy to focus on developing key forestry resources and building a large distribution network, and our increase in net income was primarily due to cost reductions resulting from our more efficient procurement process and streamlined supplier relationships. Our revenue and net income for the six months ended June 30, 2010 was $16.9 million and $4.5 million, respectively, a 215.8% increase in revenue and a 427.9% increase in net income over the same period of 2009. Our increase in revenue and net income during the six months ended June 30, 2010 was primarily attributable to the November 2009 commencement of production at our Silvan Flooring production facility.

Our Corporate History and Background, page 2

Reverse Acquisition of Bingwu Forestry, page 3

17.

Please disclose and quantify the value of any consideration or other benefits received or retained by any officer, director or promoter of Phoenix Energy, or their affiliates, in connection with the acquisition of Bingwu Forestry.

RESPONSE: None of our officers or directors or their affiliates received any consideration or other benefits in connection with the acquisition of Bingwu Forestry.

Assumption and Conversion of Outstanding Notes and Warrants page 3

18.	Please disclose when Bingwu Forestry entered into the convertible note agreements and whether the notes were held by affiliates of Bingwu Forestry or the company.

RESPONSE: The convertible notes between the Company and each of Horoy International Holdings Limited and Goldenbridge Investment Holdings Limited were entered into on July 23, 2010 and September 7, 2010, respectively. Horoy International is beneficially owned and controlled by Lai Hoi Man and Chan See Ting and Goldenbridge Investment is beneficially owned and controlled by Jiang Yu. Neither of these holders are affiliates of Bingwu Forestry or the Company.

Division of Corporation Finance
January 11, 2011

Our Industry, page 4

19.	We note your reference to two Chinese language internet sources discussing the Chinese flooring industry. Please provide us with English translations of these materials.

RESPONSE: Please note that while the URL appeared twice in the Form 8-K, only one Chinese language Internet source was quoted: http://hi.baidu.com/xlove813/blog/item/03c675f0d81a6ac67931aadf.html The following is a translation of paragraphs 3, 4 and 5 of the last section of the article, which describes the approximate size of China’s wood flooring market:

“If we take the estimated 2010 domestic consumption of 449 million square meters of wood flooring products, the 6-year (including 2005) average compounded growth rate is about12% (based on 225 million square meter consumed domestically in 2004). [abbreviation…]

If we take the growth of difference between export and import amount, our (China’s) total wood flooring production in 2010 is between 509 million and 770 million square meters. Considering the unclear export situation, we take a lower estimate of 2010 at 600 million square meters. We predict at that time 20% of the flooring providers will supply 80% of the market share.

We expect 4 or 5 product categories will make up of most of the output. According to comprehensive factors related to the product, we estimate that laminate flooring and its future innovative forms will account for 62%, or 370 million square meters; engineered hardwood flooring and its future innovative forms will account for 20%, or 120 million square meters; hardwood flooring will account for 13%, or 80 million square meters; bamboo flooring will account for 3%, or 20 million square meters; and possible new products category or other aforementioned product categories will take the remaining share, or 1 million square meters.”

Fiber Boards, page 5

20.

You state that you believe your Silvan Touch brand is one of the top flooring brands in Guizhou province and among the top three brands in Southwestern China. Please disclose the basis for your belief that Silvan Touch brand is a top flooring brand in these regions.

Provide a quantitative discussion of your relative market share in each market. Additionally, please disclose and quantify any other criteria you used to determine brand leadership, such as sales or customer feedback of brand perception.

RESPONSE: We reached our conclusions on brand positioning by conducting research on consumers’ product selection behaviors and available information from publicly traded competitors such as PowerDekor Group Ltd. (“PowerDekor”) and Shengda Forestry (Group) Co., Ltd (“SDF”). We noticed that consumers pick flooring product mostly by previous knowledge of the brand and prices. As a result, we believe regional revenue comparison is a good basic indication of regional brand awareness, with product pricing providing some sensitivity adjustment. Through publicly disclosed information and field information from our marketing, store and sales staff, we estimated the market share of the top flooring companies in southwestern China in terms of revenue.

The table below shows the estimated market share by revenue of the major flooring brands in the southwestern region of China, which includes 4 provinces, Guizhou, Yunnan, Guangxi and Sichuan, and 1 municipality of Chongqing.

Division of Corporation Finance
January 11, 2011

						Der
						International
	Population	Population	Silvan			Flooring Ltd
Province	(millions)%		Touch	PowerDekor	SDF	(DER)
Guizhou	36.576	15.4%	20.00%	10.00%	4.00%	3.00%
Yunnan	40.42	17.0%	5.00%	10.00%	0.00%	5.50%
Guangxi	45.89	19.3%	4.70%	12.00%	7.00%	0.00%
Sichuan	84.28	35.4%	2.00%	13.00%	10.00%	4.00%
Chongqing	30.9	13.0%	2.00%	13.00%	10.00%	4.00%
Totals	238.066	100%	5.80%	11.84%	6.80%	3.33%

Source: Population information was derived from http://wwp.greenwichmeantime.com/time-zone/asia/china/province/ and market share information was derived from management’s estimates upon review of public competitor financial statements and feedbacks from the company’s marketing/sales staff.

Production, page 6

21.

You state that you “often” measure your products using the international standards (ISO) instead of Chinese governmental standard. Please discuss how often you apply the ISO to your products, including the percentage of product tested, certain product lines tested, or random selection quality control testing.

RESPONSE: We use a combination of ISO and China National Standards to manage our business. We’ve used the ISO-2001 system since January 2008 to manage our production flow and we’ve recently upgraded to the ISO-2009 system for the following production procedures: raw material examination – Boiler preparation – hot press – cutting – itemized quality examination – piling/temporary storage – machinery preparation - itemized quality examination – water tight sealing – complete product examination – packaging/storage. We conduct standard quality testing on all of our products prior to sales.

22.	To provide context, please explain the GB 13271-2001 emission standard requirements. Also explain the “abnormal operation conditions” and their relation with the GB 13271-2001 emission standard.

RESPONSE: GB13271—2001 is China’s national standard on "Boiler Gas Emission Standard", issued on November 12, 2001 by the Ministry of Environmental Protection and the General Administration of Quality Supervision, Inspection and Quarantine, and effective since January 1, 2002. The complete standard could be found at: http://www.nxep.gov.cn/ReadNews.asp?NewsID=572 (the details are in Chinese). SinoStandard.com (http://www.sinostandard.com/a/GB/Z/2010/1107/200.html ) provides the following general description in English of this standard:

“This Standard specifies the supreme permissible effluent concentration of flue dust, SO2 and nitrogen oxides as well as the emission limits of flue gas blackness by age limits. This Standard applies the supervision and management of the air pollutant emission by coal- burning, oil-burning and gas-fired boilers with different kinds of capacities and uses, except coal- powder-burning generation boilers and the generation boilers whose output per set is greater than 45.5MW (65t/h) and applies the environmental impact assessment, design, final acceptance and after-construction effluent management of construction projects.

Division of Corporation Finance
January 11, 2011

For boilers adopting such fuels as bagasse, saw dust, rice hull and bark, the supreme permissible effluent concentration refers to the supreme permissible effluent concentration of air pollutants emitted by coal-burning boilers under this Standard.”

This standard sets the maximum allowable emission limits of flue dust, flue gas blackness and SO2 of coal-fueled boilers with capacity <0.7MW(1t/h) and the maximum allowable emission limits of flue dust, flue gas blackness, SO2 and NOx of oil-burning and gas-burning boilers. We satisfy the requirements from requirements from section type II of GB13271—2001, which limits powder level <200 mg / cubic meter, SO2 level <900 mg / cubic meter.

“Abnormal operation conditions” is defined as operating conditions when the machinery does not operate fully as designed or when raw material quality does not fully satisfy requirements. During such abnormal operating conditions, our production system keeps the powder level <188 mg / cubic meter and SO2 level < 800 mg / cubic meter, both within the requirement of GB13271—2001.

Raw Materials and Suppliers, page 6

23.

 We note that you self-supply raw materials from 2,250 hectares of eucalyptus forest. Please revise to clarify what your approved land use rights are, your ability to enforce rights to this land and the duration of your rights to use this land. Specifically, we note your discussion on page 32 of pending approval of your formal land rights. Please revise this section to reflect the pending status of your land use rights.

RESPONSE: We have revised our disclosure in the Amendment to reflect that we have obtained the following forestry rights through October 27, 2040 for the 2,250 hectares of land where the eucalyptus forest is located and have the right harvest forestry products from this land.

We have two additional land use rights pending approval. One is for the 20,128 square meter of land that currently houses our plants, warehousing and packaging facilities, dormitory space, administrative offices, and maintenance facilities. Please see our response to question No. 30 for more details on this land use right. The other land use right is for our new production facility for which we have already obtained approval from the local authorities (the Guizhou Land Resource Department) but are awaiting final approval from the provincial government. We plan to complete our new facility on this new land by mid 2012.

Competition, page 8

24.

You state that a key competitive advantage for your company is your access to regenerative forests. Please provide a discussion about regenerative forests and how they are important to your business plan, especially in relation to your holdings of 2,250 hectares of eucalyptus forest and Chinese government regulation of forestry.

RESPONSE: A key business risk in the wood-based flooring industry is the continued availability of reasonably priced raw materials, without which flooring companies could experience business interruption. As a result, we believe that our control of a significant portion of our own raw material supply via our land use rights to forestry land is a key advantage in our future operations and growth. In addition, we practice reforestation through the planting of rapid growth eucalyptus trees on our forest land to balance our use of raw materials which leads to constant forest regeneration. These rapid growth trees could be harvested 5 years after the initial planting by cutting the trunks and leaving the roots in place. The trees usually grow again from the roots and may be harvested within another in 5 years. With this method we are able to plant such trees at 10-year intervals and harvest twice during each 10-year period. To manage our forest, usually enter into contracts with local village authorities and sometimes with individual residents to look after and maintain the forest. The Company provides funding, technological guidance, young trees, fertilizers and selling of the outputs from the land. We would then share a pre-determined percentage of the sales revenue with the local authorities.

We believe that having our own regenerative source of raw materials puts us ahead of most of our competitors in terms of securing long-term raw materials, maintaining reasonable margins, and ensuring continued production.

Division of Corporation Finance
January 11, 2011

Government Regulations, page 10

25.

Please specifically discuss how your PRC operating subsidiaries are foreign invested enterprises (FIEs) and explain what this means. Discuss the special laws and regulations that apply to FIEs and, if applicable, wholly foreign owned entities. With respect to each regulation, please clearly state how such regulation impacts your business.

RESPONSE: A foreign invested enterprise, or FIE, refers to an enterprise whose equity interest is held by a non-PRC shareholder. In our case, Bingwu Forestry, a Hong Kong company, owns 100% of Aosen Forestry, and therefore Aosen Forestry is as a FIE.

There are three main PRC regulations governing FIEs in China: the Laws of China-Foreign Equity Joint Ventures, the Laws of China-Foreign Cooperative Joint Ventures and the Laws of Wholly Foreign Owned Enterprises. As Aosen Forestry is the wholly owned subsidiary of Bingwu Forestry, only the Laws of Wholly Foreign Owned Enterprises (the “WFOE Law”) will apply to our business.

To comply with the WFOE Law, Aosen Forestry needs to (a) obtain an approval certificate from the local ministry of commerce, or MOFCOM, in addition to a business license, (b) make a capital contribution in accordance with the MOFCOM approved schedule and (c) register with the PRC local foreign exchange bureau and open a foreign exchange account. It will also need to obtain approvals and make filings for transferring funds in and out of China. We believe that Aosen has been in compliance with these requirements.

26.

Disclose whether you and your officers, directors and shareholders are in compliance with the laws and regulations that apply to FIEs. To the extent that you are not in compliance, disclose the non-compliance and quantify any fines and penalties that may result from non- compliance.

RESPONSE: The regulations require that the shareholder of Aosen Forestry has to make capital contributions per the MOFCOM approved schedule and that its officers and directors be diligent and act in the best interest of Aosen Forestry in accordance with the Company Law of the PRC. We believe that our officers, directors and shareholders are in compliance with the PRC Laws and regulations that apply to Aosen Forestry.

27.

Please discuss the regulations and risks that you disclose on page 19 regarding the acquisition of Aosen Forestry and “round-trip investments.” Disclose whether you believe that you have met all the requirements for the acquisition to be legal and whether you have obtained a legal opinion supporting your belief. Disclose the impact on the company if it is found that the Aosen acquisition constitutes a round-trip investment without the appropriate approval. In light of the significance of the application of the round-trip rules to the Aosen acquisition, please highlight this issue at the beginning of the Business section. In addition, disclose what consideration you have given to filing the option agreement as an exhibit. Provide us with a copy of the option agreement and an English transaction thereof with your response letter.

Division of Corporation Finance
January 11, 2011

RESPONSE: On August 8, 2006, six PRC regulatory agencies, including MOFCOM and the China Securities Regulatory Commission (“CSRC”), promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “2006 M&A Rule”), which became effective on September 8, 2006. The 2006 M&A Rule governs the acquisition of PRC domestic enterprises by foreign investors as well as the listing of certain non-PRC entities on exchanges outside of China. A “Round-trip Investment” is also governed by the 2006 M&A Rule.

We have obtained an opinion from PRC legal opinion confirming that the acquisition of Aosen Forestry is legal and does not constitute a round-trip investment. A copy of the opinion is attached as Annex A hereto.

The Option Agreement, dated May 17, 2010, between Mr. Yulu Bai and Ms. Ren Ping Tu was executed in English. A copy of the Option Agreement is provided as Annex B hereto and will be filed as Exhibit 99.1 to the Amendment.

28.

We note that under existing PRC foreign currency exchange regulations, prior approval from SAFE is required to convert Renminbi into foreign currency and remit it outside of China to pay capital account items, while such approval is not required for the payment of current account items. Please expand your disclosure here and in your Liquidity section to clearly describe the restrictions on your ability to use the revenues from your PRC operating subsidiaries outside of the PRC. For example, disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

pay dividends to shareholders outside of the PRC;

pay off debt generated outside of the PRC;

pay employees located outside of the PRC in currency other than the Renminbi; or

pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if either PRC subsidiary liquidates, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

RESPONSE: The Renminbi, or RMB, is currently convertible for the payment of current account, which includes dividends, trade and service-related foreign exchange transactions, but not for the payment of capital account items, which includes foreign direct investment and loans.

We have clarified our disclosure in the Amendment to reflect that currently, our subsidiaries in China may purchase foreign currencies for the settlement of current account transactions, including payments of dividends to us, employee salaries (even if employees are based outside of China), and payment for equipment purchases outside of China, without the approval of the SAFE.

Division of Corporation Finance
January 11, 2011

Foreign exchange transactions by our subsidiaries for the payment of capital account items, including foreign direct investments and loans outside of the PRC, continue to be subject to significant foreign exchange controls and require the approval of, or need to register with, PRC governmental authorities, including SAFE. In particular, if our subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE. If we finance our subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development or Reform Commission, or the NDRC, MOFCOM, or their respective local counterparts.

In the event of a liquidation of our PRC subsidiaries, SAFE approval is required before the remaining proceeds can be expatriated from China.

Dividend Distributions, page 11

29.

Per page 10, we note that Aosen Forestry and Silvan Flooring are considered FIEs. Please tell us why parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X are not required to be provided.

RESPONSE: As the parent company is just an investment holding company and carries no other business, no financial statements of parent company are provided individually.

Item 2. Financial Information

Management’s Discussion and Analysis …., page 22

General

30.

You state on page 32 that land use rights can be obtained from the government, but that you have not yet received the formal land use rights to your corporate headquarters. You also state that you expect to receive the formal land use rights by the end of 2010. Please discuss in this section the basis for your belief that you will receive the formal land use rights by the end of 2010. Disclose when you sought approval and how long you have used the land without formal land use rights. Additionally, please discuss what impact a failure to receive these rights may have on your business, and any remedies or appeals processes available should you be denied formal land rights initially.

RESPONSE: Since the founding of our Company on November 22, 2004, we have used the land where our primary production facility is located at Jun Yue Hua Ting, Building A, 3rd Floor, Unit -1, #58 Xin Hua Road, Guiyang, Guizhou Province, China. Our use of the land was authorized by the authorities of the Dingxiao Economic Development Zone, Guizhou Province, and since that time our application has been forwarded to the Guizhou Province Land Resources authority for approval. However, due to differences in the planning of the Economic Development Zone and the Land Resources authorities, we have still not obtained formal land use rights. The Economic Development Zone has been actively working to obtain formal approval, which they expect to receive during the first quarter of 2011. Since our company was a key invitee to the Dingxiao Economic Development Zone and they are actively helping us with the land use rights application process, we do not expect our operations to be jeopardized while we await such land use rights.

Division of Corporation Finance
January 11, 2011

Overview, page 22

31.

We note the discussion of your planned increased production capacity related to the completion of a new manufacturing facility by mid-2012. Please revise your disclosure to discuss your basis for believing that this facility will be completed by mid-2012. Also disclose whether you have obtained formal land use rights for the manufacturing facility.

RESPONSE: We are in the process of obtaining the land use rights from the Guizhou Province Land Resource department for the land on which our new manufacturing facility will be located. We expect to receive the necessary land use rights before our planned opening in mid-2012. Based on the status of our current production schedule, we are confident that our new facility can be opened by this time.

Recent Developments, page 23

32.	You state that at the time of the reverse acquisition, Bingwu Forestry had two outstanding non-interest bearing convertible notes in the aggregate principal amount of $4,800,000.

Please disclose how you have accounted for these notes in your financial statements. If these notes are included in due to related party, please provide expanded disclosure in your financial statements stating the all the terms of the loans including the conversion options. Refer to your basis in accounting literature.

RESPONSE: The two outstanding non-interest bearing convertible notes were dated July 23, 2010 and September 7, 2010, which dates are subsequent to the period covered in the financial statements included in the Form 8-K, and so we disclosed the details of these notes in the “Subsequent Events” note to such financial statements.

In the Bingwu Forestry third quarter 2010 financial statements filed in our amendment to the Form 8-K filed on December 20, 2010, the two notes payable of $4,800,000 are included in "due to former shareholders" under "other payables and accrued expenses." We will reallocate due to former shareholders of $2,592,143 to other receivables of $2,207,857 and notes payables of $4,800,000 in our annual report on Form 10-K for the fiscal year ended December 31, 2010.

Comparison of years Ended December 31, 2009 and December 31, 2008, page 25

Revenues, page 25

33.

We note that sale of your laminate flooring and fiber board products accounted for approximately 12% and 88% of your sales revenues, respectively, during the 2009 fiscal year, as compared to nil and 100%, respectively, in 2008. Please discuss the change in revenue source in terms of sales price, cost of production, customers, and sales trends regarding laminate flooring versus fiber board products. Additionally, discuss how this trend in revenue distribution may impact your liquidity or need for capital expenditures.

Division of Corporation Finance
January 11, 2011

RESPONSE: Laminate flooring became one of our product offerings and a revenue generator in November 2009 when Silvan Flooring commenced operations. At that time, we began to use self produced raw materials for our laminate flooring production. We expect an increasing portion of our self-produced fiber to be used in our laminate flooring production as time go on. For the nine months ended September 30, 2010, sales of our laminate flooring and fiber board products accounted for approximately 60.9% and 39.1% of our sales revenues.

We typically measure fiber board capacity in cubic meters, and laminate flooring capacity in square meters. However, fiber boards used in laminate flooring product sell for lower prices per square meter than do the finished flooring products. As laminate flooring sales make up an increasing portion of our revenue, we expect our unit sale prices to increase. For the nine months ended September 30, 2010, our product costs grew slower (128.6% growth, period over period) compared with our overall revenue growth (168.3% growth, period over period), which supports our expectation that our overall unit product sales price increase as we sold more laminate flooring products. Our gross margin for the nine months ended September 30, 2010 is 33.5%, compared to 22.0% of the same period in 2009, which further supports our initial expectations.

As we sell more laminate flooring products, our key customers are becoming wholesale and retail stores as compared to the other flooring producers who previously bought our fiber board products. We believe this trend is good for our business, as flooring wholesalers and retailers are typically smaller in size compared to other laminate flooring producers, and have lower bargaining power in pricing due to their relatively smaller procurement volume.

As we increase laminate flooring production, we have been expanding our facilities resulting in a need for additional capital expenditures. Our liquidity is somewhat affected by such capital expenditures as well as additional operating capital requirement from the laminate flooring business. However, we have not experienced much strain on working capital due to increasing cash flow from operations. We expect wholesale and retail customer payment terms to be more beneficial to us as they generally command less bargaining power on payment terms compared to our prior laminate flooring producer customers. As our business scale continues to grow, we might have to seek additional capital sources to support such growth.

Cost of sales, page 26

34.

We note that your cost of sales decreased $1.4 million in the fiscal year ended December 31, 2009 from the same period in 2008 as a result lower production and sales levels at your Silvan Flooring subsidiary. Please discuss the sources or factors underlying this revenue change.

RESPONSE: We believe that the effect of the global economic downturn was the main factor that led to decreased sales in 2009 from the same period in 2008. During 2009, the primary end users of our products, consumers in the housing industry, were reluctant to invest in housing construction or renovation. As a result, sales of fiber boards, a key component of building materials, and laminate flooring decreased during the period.

Division of Corporation Finance
January 11, 2011

Liquidity and Capital Resources, page 26

35.

Please quantify and disclose the material terms of the loans that Mr. YuLu has made to the company. Disclose why the company has obtained the loans, the extent to which the company has relied on the loans to meet its liquidity and capital resources, when the company intends to repay the loans, and the extent to which the company intends to obtain loans from Mr. YuLu in the future.

RESPONSE: Mr. Yulu Bai advanced RMB 40,000,000 to the Company which was used to acquire forestry land use rights in January 2010. The company has been repaying Mr. Bai periodically since August 2010 and intends to repay the entire amount by mid-2011. We do not expect to engage in such similar transactions in the future.

36.

You state that your business may become subject to seasonal variations as a result of new market opportunities or new product introduction. Please tell us more specifically what market opportunities or new product introduction may impact seasonality of your business.

RESPONSE: The construction and real estate development marketing in China tends to become more active during the second half of the year. Chinese consumers traditionally renovate and move into new houses in advance of the Chinese New Year which occurs in late January or early February. As a result, July through December are peak sales months for flooring products.

We do not currently plan any new product introductions that may impact seasonality of our business.

Properties, page 32

37.	Please clarify whether you have formal land use rights for the 2,250 hectares of forestry in Guizhou Province and for the 3,723 square meters of office space.

RESPONSE: We hold formal land use rights to 2,250 hectares of forestry in Guizhou Province as well as to 3,723 square meters of office space in Guiyang.

38.

Please clarify what rights, including land use rights, GST has in your eight flag shop stores. On page 7, you disclose that GST owns and controls the store; on page 32, you disclose that GST operates the stores and leases the space. Furthermore, explain why these are flag ship stores if you do not lease the space.

RESPONSE: Silvan Flooring was a joint venture formed by Aosen Forestry and GST, which has now been terminated and Aosen Forestry now owns 100% of Silvan Flooring. As we worked to efficiently and effectively utilize our combined resources, we initially put the ownership of flagship stores under GST. Six of eight flagship stores were fully owned by GST. Two stores are legally owned by non GST parties, but we have supported these two stores with funds for advertisement, decoration, samples and various promotions, and placed standard requirements on these two no less than our directly owned flagship stores. As a result, we consider these two stores as flagship stores, and plan to continue supporting their growth. We are in the process of transferring the ownership and leases of all the flagship stores to Silvan Flooring.

Division of Corporation Finance
January 11, 2011

Summary of Significant Accounting Policies

1. Business Organization, page I-1

39.	We note that “[o]n May 18, 2010, CBF entered into an Equity Ownership Transfer

Agreement (the “Transfer Agreement”) with the existing stockholders of Qianxinan Aosen Forestry Co., Limited (“QAF”) to acquire 100% equity interest of QAF for $2,488,471. This acquisition was accounted for as a reverse merger with CBF, being the legal acquirer. The accounting treatment for this transaction is essentially recapitalization of QAF with CBF’s common stock.” In this regard, if CBF paid $2,488,471 in cash for 100% equity interest in QAF it is not clear to us why you believe this should be accounted for as a reverse merger. Please advise us, referring to your basis in accounting literature.

RESPONSE: Prior to acquisition transactions, Aosen Forestry was under the control of stockholder of Aosen Forestry, Mr. Yulu Bai. On May 18, 2010, Bingwu Forestry entered into the Transfer Agreement with the existing stockholders of Aosen Forestry to acquire 100% equity interest of Aosen Forestry for $2,488,471. This acquisition was accounted for as a reverse merger, with Bingwu Forestry being the legal acquirer. The accounting treatment for this transaction is essentially the recapitalization of Aosen Forestry with Bingwu Forestry’s common stock.

On May 17, 2010, Mr. Yulu Bai, entered into an option agreement with Bingwu Forestry and Ms. Ren Ping Tu, the controlling stockholder of Bingwu Forestry and Mr. Bai’s spouse, pursuant to which Mr. Bai was granted an option to acquire 20,500,000 shares of the common stock of any future acquired public company held by Ms. Tu, for an aggregate exercise price of $2,500,000. Mr. Bai may exercise this option, in whole but not in part, during the period commencing on the 365th day following of the date of the option agreement and ending on the second anniversary of the date thereof.

On November 1, 2010, Bingwu Forestry entered into and closed a share exchange agreement with the Company, pursuant to which the shareholder of Bingwu Forestry, Ms. Tu, acquired 20,500,000 shares of our common stock, par value $0.001, which constituted 68.33% of our issued and outstanding capital stock on a fully-diluted basis, in exchange for 10,000 shares of Bingwu Forestry common stock held by her, which constituted 100% of Bingwu Forestry’s stocks as of and immediately after the consummation of the transactions. Mr. Yulu Bai intends to exercise his option to acquire the 20,500,000 from Ms. Tu in accordance with the option agreement.

Since Bingwu Forestry and Aosen Forestry were effectively under same control of the existing stockholders of Aosen Forestry when Bingwu Forestry acquired Aosen Forestry, the existing stockholders eventually take full control the whole profits and assets and liabilities of Aosen Forestry originally owned by them. Basically, the financial effect on the existing shareholders for this acquisition is same as reverse merger of two companies. Therefore, the acquisition transaction between Bingwu Forestry and Aosen Forestry are accounted for as a reverse merger.

2.3 Business of Presentation, page I-2

40.

If true, disclose that the unaudited interim financial statements reflect all adjustments, in the opinion of management, that are normal recurring in nature. Otherwise, describe in detail the nature and amount of any adjustments other than normal recurring in nature.

RESPONSE: We have revised our disclosure in the Amendment to reflect that the unaudited interim financial statements reflect all adjustments, in the opinion of management, that are normally recurring in nature.

Division of Corporation Finance
January 11, 2011

2.4 Basis of Consolidation, page I-3

41.

We note your statement that “For reporting purposes, the Company has assumed that the existing stockholders of QAF exercised their options immediately and thus CBF and QAF were effectively under same control of the existing stockholders of QAF when CBF acquired QAF. The acquisition transaction between CBF and QAF are accounted for as a “reserve merger.” In this regard please tell us the following and refer to your basis in the accounting literature:

            the nature of the options that you assumed were exercised immediately;

            how you accounted for these options;

            how the exercise of the options would result in reverse merger accounting; and

            how your statement relates to your previous statement on page I-1 where you discuss that CBF entered into an Equity Ownership Transfer Agreement with the existing stockholders of QAF to acquire 100% equity interest of QAF for $2,488,471.

RESPONSE: Please see our response to Comment No. 39 above for more information. The option that we assumed was exercised immediately is the option provided in the option agreement between Mr. Yulu Bai and Ms. Ren Ping Tu, however, this agreement is private and has no effect on our financial statements. We believe that the exercise of the option would result in reverse merger accounting because Mr. Yulu Bai was a former stockholder of Aosen Forestry and if he exercised his options, he would have control over both Bingwu Forestry and Aosen Forestry were effectively under same control of Mr. Yulu Bai. The Equity Ownership Transfer Agreement which Bingwu Forestry entered into with the existing stockholders of Aosen Forestry to acquire 100% equity interest of Aosen Forestry for $2,488,471 is part of this series of transactions.

2.8 Revenue Recognition, page I-4

42.

We note on page 14 that you rely on distributors for the vast majority of your sales. Please expand you revenue recognition policy to discuss in detail when you recognize revenue with regards to your distributors. For example, do you recognize revenue upon initial sale to the distributor or the sale to the end user? What is the return policy with regards to the distributor and the end user? Your response should be specific and refer to your basis in accounting literature.

RESPONSE: The Company’s revenue recognition policies are in compliance with ASC 605. We do not have a separate revenue recognition policy for our distributors. Sales revenue is recognized when: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price is fixed or determinable; and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied at the time of shipment when risk of loss and title passes to the customer, including the distributor and the end user. No return allowance is made as products returns are insignificant based on historical experience.

The Company recognizes revenue when the goods are delivered and title has passed. Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Division of Corporation Finance
January 11, 2011

2.14 Accounts Receivable, page I-5

43.	We note your disclosure that “terms of the sales vary.” Please specify in your revenue recognition policy each type of term of sale and how you account for it.

RESPONSE: Terms of the sales vary mainly for delivery method, which have no effect of the revenue recognition policy.

2.16 Property and Equipment, page 1-5

44.

Please tell us and disclose the amount and type of plant and machinery that is depreciated for more than 10 years. Tell us why you believe the depreciation period is appropriate. Refer to your basis in accounting literature.

RESPONSE: We have depreciated $3,547,813 of plant and machinery (mainly used in our production line) for more than 10 years. Plant and machinery is depreciated over their estimated useful lives as individually assessed by the management of the company by reference to past industry experience of the useful lives of plant and machinery.

2.22 Product Warranties, page I-7

45.	Since you provide a warranty for 2 years for products, tell us why you have not reserved for the product warranty. Please tell us your history of past warranty obligations paid.

RESPONSE: The estimated useful lives of our products are 8 years. No reserve for the product warranty is made because the company had not yet experienced any product warranty claims and in the event of any such claims, the cost of any rework would be insignificant.

21. Subsequent Events, page I-19

46.

We note that “[o]n May 17, 2010, PNXE’s Chairman and Chief Executive Officer, Mr. YuLu Bai, entered into an option agreement with CBF and Ms. Ren Ping Tu, our controlling stockholder, pursuant to which Mr. YuLu Bai was granted an option to acquire 20,500,000 shares PNXE’s common stock currently owned by Ms. To for an aggregate exercise price of $2,500,000. Mr. YuLu may exercise this option, in whole but not in part, during the period commencing on the 365th day following of the date of the option agreement and ending on the second anniversary of the date thereof contemplated by the Share Exchange Agreement, which effected a reverse acquisition of the Company.” Please tell and disclose if this option was actually exercised and why you believe it effected a reverse acquisition. Refer to your basis in accounting literature.

RESPONSE: The clause, "which effected a reverse acquisition of the Company" was intended to describe the Share Exchange Agreement, and not the option agreement. The option agreement has not yet been exercised. We have deleted the referenced paragraph from the notes to the financial statements in the Amendment as this is a private transaction with no effect on the Company’s financial statements.

Division of Corporation Finance
January 11, 2011

16. Common Stock, page F-21

47.	It appears that you issued 3,791,740 shares of $1 each at par value out of additional paid in capital. Tell us the details of this transaction. Refer to your basis in accounting literature.

RESPONSE: On September 28, 2009, the Company passed a resolution to amend its memorandum and articles of association to increase its authorized capital from $3,993,000 to $13,821,900 by the creation of additional 9,828,900 shares of $1 each at par value. On the same date, the Company issued additional shares of 9,828,900 shares of $1 each at par value, of which (i) 4,250,970 shares of $1 each at par value were subscribed for cash; (ii) 1,786,190 shares of $1 each at par value were distributed as stock dividend to the existing stockholders from retained earnings, and (iii) 3,791,740 shares of $1 each at par value were issued out of additional paid in capital.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2009

48.	Please delete this pro forma balance sheet.

RESPONSE: We have deleted the pro forma balance sheet from the Amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

Phoenix Energy Resource Corporation

By: /s/ Yulu Bai
            Yulu Bai
            Chief Executive Officer

ANNEX A

GUANGXI JIQIANG LAW FIRM

To: CHINA BINGWU FORESTRY GROUP LIMITED

From: Mr. Su, Yongzheng (a practicing lawyer) on behalf of GUANGXI JIQIANG LAW FIRM

Tel.: 0771-5355399 M.P.: 13507868813

Fax: 0771-5390966

8 Pages in Total (including this Page)

Date: Sept. 28, 2010

RE: LEGAL OPINIONS ON DOMESTIC M&A
OF CHINA BINGWU FORESTRY GROUP
LIMITED (HONG KONG)

GUANGXI JIQIANG LAW FIRM (“JQ”) is a Chinese law firm approved by the Judicial Department of Guangxi Zhuang Autonomous Region and recorded in the Ministry of Justice of the People’s Republic of China. JQ has the legal qualification to provide legal opinions on the civil juristic acts of legal persons and natural persons in accordance with the laws and regulations of the People’s Republic of China. The undersigned lawyer of JQ is a practicing lawyer in the People’s Republic of China. JQ hereby accepts the entrustment of CHINA BINGWU FORESTRY GROUP LIMITED (HONG KONG) (“BINGWU”), and provides these legal opinions on the legality of the M&A of QIANXINAN AOSEN FORESTRY COMPANY, LIMITED (“AOSEN”) and related legal matters (“ENTRUSTMENT”).

These Legal Opinions are made based on the documents and materials relating to the ENTRUSTMENT provided by AOSEN and according to diligent and prudent spirit and common professional ethics in the legal industry in China. Based on the above, JQ assumes that:

(1)	the copies of the documents provided to us are consistent with their respective originals that are true and genuine;

(2)	the signatures, seals and stamps of the documents are true and genuine; and

(3)	the facts and information included in the documents (excluding the legal conclusions) are true, accurate and complete.

To provide these legal opinions, JQ also confirms current business activities according to de facto statements as furnished by AOSEN.

These Legal Opinions are given in accordance with the laws of the People’s Republic of China effective upon issuance of the Legal Opinions, without precluding the traceability of modification, amendment and substitution during a short or long term. Such modification, amendment and substitution may be either proposed by the Chairman of the People’s Republic of China or by the State Council and any legal authority at the provincial or ministry level, as the case may be, and promptly become effective.

JQ does not claim that to be legal experts for the laws other those of the People’s Republic of China, and JQ will not express any opinion on the laws of any country or region other the People’s Republic of China.

Subject to the enclosed documents and assumptions, JQ advises as follows:

I. PROFILE OF M&A PARTIES AND LEGAL STATEMENTS

(i) Profile of AOSEN

1. Corporate Registration and Structure of Equity before M&A

AOSEN is a limited liability company incorporated on Nov. 22, 2004 under the registration number of 5223002208105 and approved by the Administration for Industry and Commerce of Qianxinan State – Dingxiao Sub-administration, with a registered capital of RMB12,000,000 (in RMB, the same below), and having its registered place at Hexin Village, Dingxiao Development Zone, Guizhou Province. AOSEN is engaged in processing and sales of fiber board. On April 7, 2006, the registered capital was increased to RMB33,000,000 from RMB12,000,000; and on May 8, 2009, the registered capital was increased to RMB100,000,000 from RMB33,000,000. The operation duration of AOSEN was declared to extend to Dec. 31, 2020.

After transfer of the equities on Sept. 28, 2009, the structure of equities of the shareholders was changed as follows: Bai Yulu takes 66.2%, Ji Yudong takes 13%, Zeng Yi takes 8%, and Shi Qin takes 12.8% .

2. Operation Permits and Certification

AOSEN maintains the Tax Registration Certificate (DSQZi 52239776608081-7) issued by the State Administration of Taxation of Dingxiao Development Zone, Guizhou Province, and the Excise Office.

AOSEN has the Organization Code Certificate issued by the Quality and Technology Supervision Bureau of Qianxinan State.

Subject to the Radiation Safety License (QHFZ[00034]) issued by the Environmental Protection

Agency of Guizhou Province on Jan. 8, 2007, AOSEN is allowed to use the radioactive source of category V. The Radiation Safety License remains effective until Jan. 8, 2012.

On April 14, 2008, AOSEN was granted a License for the Emission of Pollutants in Guizhou Province (No. 809320080008) that expires on April 14, 2011.

On Sept. 29, 2007, AOSEN obtained a National License for Production of Industrial Products as issued by the General Administration of Quality Supervision, Inspection and Quarantine of the People's Republic of China, which indicates that artificial boards of AOSEN are in conformity with the conditions of the Production License (No. XK03-002-00432) that expires on Sep 28, 2012.

On March 18, 2008, AOSEN obtained a Quality Management System Certificate issued by the China Quality Certification Center, indicating that production and service of middle and high density fiber boards are in conformity with ISO9001:2000, GB/T19001-2000. The Quality Management System Certificate remains effective until March 17, 2011.

On April 3, 2008, AOSEN obtained an Environment Management System Certificate issued by the China Quality Certification Center, which indicates that production and service of middle and high density fiber boards and related management systems are in conformity with ISO14001:2004 and GB/T24001-2004. The Environment Management System Certificate remains effective until April 2, 2011.

On July 8, 2008, AOSEN was granted by the Zhongqi Measurement Certification Center a Measurement Management System Certificate, which indicates that the measurement management system in respect of product quality, operation & management, energy saving and consumables, environment monitoring, etc. are in conformity with GB/T19022 -2003 and ISO10012-2003. The Measurement Management System Certificate remains effective until July 7, 2012.

3. Overview of Main Assets

As at Sept. 26, 2010, AOSEN’s main assets were listed as follows:

The net value of office and production equipment is RMB19,578,053.18, and the net value of transport vehicles is RMB496,776.15. The “net value” hereof means the value after the depreciation is accrued, according to the accounting principles.

The forest rights assets are registered in two copies of Certificates of Forest Rights issued by the People’s Government of Liping County, pursuant to the first (the one numbering B520802335298) of which, the forest rights are located at those three villages including Gui De Villiage, Shangchong Town, with an area of 25,992.75Mu; the kind of trees is mainly cedar; the term for the use of the forest land is 31 years, and expires on Oct. 27, 2040; pursuant to the second (the one numbering B520802556795) of which, the forest rights are located at Gao Shao Village, Ping Zhai County, with an area of 7,754.7Mu; the kind of tree is mainly cedar; the term for the use of the forest land is 31 years, and expires on Oct. 27, 2040.

The net value of the buildings such as workshops and auxiliary houses is RMB17,767,917.05; however, no House Ownership Certificates are available for said buildings.

The total costs of construction work in progress including factory buildings, workshops, supporting facilities, equipment installation works are RMB34, 953,874.19.

AOSEN has not acquired any land use right assets.

Qianxinan Silvan Touch Flooring Company, Limited, a wholly-owned subsidiary of AOSEN has two kinds of assets under its name: (i) trademark rights – the Trademark Registration Certificate for the assigned trademark “Silvan” is on the way to handle the declaration procedures; (ii) patent rights – three Practical and New Patent Certificates are maintained.

4. Subsidiaries

Qianxinan Silvan Touch Flooring Company, Limited, a limited liability company, is a wholly-owned subsidiary of AOSEN. Its registered capital is RMB20,000,000. As of Oct 19, 2007, RMB20, 000,000 has been paid in full. It engages in processing and sales of wood floor, furniture and decorative materials.

5. Loans from Financial Institutions

AOSEN has three outstanding loans not yet due from the financial institutions. The principal of the first loan amounts to RMB20,000,000 and is due on June 21, 2011; the principal of the second loan amounts to RMB4,900,000 and is due on March 25, 2011; and the principal of the third loan amounts to RMB5,000,000 and is due on July 17, 2011.

Legal Statements:

After review, our lawyer deems that AOSEN has the rights and capacities of establishing and operating a company as stipulated in the Company Law of the People’s Republic of China and the Articles of Association. AOSEN is able to engage in its production and operation in the scope as permitted by the government. AOSEN obtained the licenses from the environment protection authorities and is free of any act that violates environment laws and regulations. Except for the assets as listed in the following Legal Prompting, AOSEN has the ownership of substantial assets.

Legal Prompting:

1. Assets: In accordance with the laws of the People’s Republic of China, AOSEN has not obtained the legal integral and impeccable rights to own the following assets, due to failure to be registered or to perform the legal procedures: (1) workshops and auxiliary houses, etc., for which, the granting of the House Ownership Certificate as issued by the government is the final evidence of AOSEN’s legal ownership; (2) the trademark “Silvan” assigned to Qianxinan Silvan Touch Flooring Company, Limited, for which, the assignment procedures have been started, but the governmental approval and declaration are not obtained; as a result, the trademark exclusive rights are not obtained; (3) the land use right, for which, the ownership has not been finally determined due to failure to obtain the State-owned Land Use Right Certificate as granted by the government.

2. Liabilities: AOSEN has debt amounting to RMB29,900,000 (including the principals and interests thereof) not yet due, and is required to clear off such debt when due.

Only on the condition of enclosed documents and assumptions, except for the Legal Prompting, said two companies are free of any actual risk that affect their equities (rights and interests) such as lieu, mortgages, pledges, etc.

(ii) Profile of BINGWU

CHINA BINGWU FORESTRY GROUP LIMITED (HONG KONG) (BINGWU) was incorporated as a limited company in Hong Kong on April 9, 2010, in accordance with the Company Law of Hong Kong, under the registration number of 1440989, having its registered address at: Room 1613, F/16, Tai Yau Building, 181 Johnston Road, Wan Chai, Hong Kong. The current director & shareholder of BINGWU is Ren Ping Tu, with a Canadian Passport numbering WN783386.

As recorded by the Business Registration Office of Hong Kong, BINGWU has handled the business registration pursuant to the Business Registration Ordinance. The number of its Business Registration Certificate is 52062476-000-04-10-6.

As recorded in the Body Corporate Incorporation Form (for a limited company by shares) archived in the Company Registration Office of Hong Kong, the “planned registered capital stocks” completed by BINGWU upon application for incorporation are 10,000 shares, all of which are ordinary shares with a par value of HKD1.00 each.

As recorded in the Articles of Association and By-laws of BINGWU and the Body Corporate Incorporation Form (for a limited company by shares) archived in the Company Registration Office of Hong Kong, upon registration for incorporation of BINGWU, said 10000 shares of “planned registered capital stocks” were issued, and subscribed by the sole founder Ren Ping Tu.

Legal Statement:

In accordance with the laws and regulations of the People’s Republic of China currently in force, BINGWU is recognized to have the status and capacity of establishment and operation subject to applicable laws in Hong Kong.

(iii) Changes of AOSEN

On May 18, 2010, an Agreement for the Transfer of Equities was signed between Bai Yulu, Ji Yudong, Zeng Yi and Shi Qin and BINGWU, pursuant to which, such four persons transfer 100% of the equities of AOSEN to BINGWU, with a transfer consideration of RMB16,963,000.

On June 18, 2010, the Department of Commerce of Guizhou Province issued a Reply for the Establishment of a Foreign-funded Enterprise “QIANXINAN AOSEN FORESTRY COMPANY, LIMITED” (QSH[2010] No. 84) to approve said transfer of equities.

On June 23, 2010, the People’s Government of Guizhou Province granted AOSEN the Certificate for Approval of an Enterprise Invested by a Legal Person from Taiwan, Hong Kong or Macau of the People’s Republic of China (SWZGZZi[2010] No. 0010).

On July 12, 2010, the Administration for Industry and Commerce of Guizhou Province issued to AOSEN the Legal Person Business License, stating that the type of business of AOSEN is a limited liability company (invested solely by a legal person from Taiwan, Hong Kong or Macau), the registered capital is RMB100,000,000 and the operation period is 30 years, and its scope of business includes processing and sales of fiber board.

Legal Statement:

The Chinese Government and related authorities agree that BINGWU can establish the QIANXINAN AOSEN FORESTRY COMPANY, LIMITED by means of M&A of equities. BINGWU is the sole shareholder of AOSEN, and has paid in full the amount of transfer considerations. The Articles of Association and the Business License of AOSEN are in compliance with the laws and regulations of the People’s Republic of China, and have legal effect.

II. LEGAL STATEMENTS ON THE SUBJECT QUALIFICATION AND M&A

(i) Legal Statement on the Subject Qualification

After review, the lawyer deems that said establishment act is in line with applicable provisions of the Company Law of the People’s Republic of China and the Regulations of the People’s Republic of China on Registration Administration of Companies, and is legal and valid. Meanwhile, based on the legality of said establishment act and sustained operation before the M&A according to law and no bankruptcy, liquidation, cancellation and termination, its scope of business has been approved and registered by competent authorities, and the activities are carried out within the scope as approved and registered and shall be protected according to law; the shareholders and the company are legally entitled to operation rights and interests, and bear the operation obligations and risks.

BINGWU, AOSEN and Qianxinan Silvan Touch Flooring Company, Limited have the legal person qualification as permitted in accordance with the laws of the People’s Republic of China, and have civil disposing capacity and such capacity for private rights as stipulated by the laws of the People’s Republic of China. BINGWU, AOSEN and Qianxinan Silvan Touch Flooring Company, Limited can become parties to an M&A contract to exercise and perform the rights and obligations to execute and perform the contract, and such acts do not violate the laws of the People’s Republic of China or the Articles of Association.

(ii) Legal Statement on M&A

1. Share Transfer Agreement

After review, the lawyer deems that the Share Transfer Agreement is made by the parties concerned of their own accord, which is a reflection of their true intention. The contractual parties have civil disposing capacity and such capacity for private rights as stipulated by the laws of the People’s Republic of China. The Agreement provides for the transfer price, payment mode, liabilities for breach of contract, validity, etc., which, together with all contents thereof, is legal. The parties to the Share Transfer Agreement have obtained legal and compliant authorizations, in accordance with the Articles of Association or applicable laws and regulations, and have taken any and all necessary steps, and also have obtained the approval and authorization of the Board of Shareholders or the Board of Directors necessary to sign, deliver and perform the Agreement.

In accordance with the laws of the People’s Republic of China, the Share Transfer Agreement has been approved by the Department of Commerce of Guizhou Province and has become effective.

2. BINGWU

The lawyer, after review, deems that BINGWU is a company incorporated in Hong Kong and an offshore enterprise. BINGWU is a company registered and established in accordance with the Company Ordinance and the Business Registration Ordinance of Hong Kong, and has the status as an M&A subject as recognized by the laws of the People’s Republic of China.

BINGWU’s M&A of AOSEN’s equities and assets have been recognized and approved by the Chinese Government. Such recognition and approval also cover the following acts as taken by the shareholder – Ren Ping Tu:

(1)	rights to establish BINGWU in accordance with the laws of Hong Kong; and

(2)	obligations to complete the contribution to BINGWU in accordance with the laws of Hong Kong.

3. Changes

The lawyer, after review, deems that BINGWU’s M&A of AOSEN’s equities are done according to the Company Law of the People’s Republic of China and the Foreign-Owned Enterprise Law of the People’s Republic of China. After such M&A, AOSEN shall be changed to be a foreign-owned limited liability company. Such change has passed the examination and review of relevant government authorities, and has been approved or verified. Such change is consistent with the laws of the People’s Republic of China. The industry and commerce registration after such change is legal and valid.

4. Legal Statement on Whether BINGWU’s M&A Constitutes “Round Trip Investment”

The lawyer investigated and verified that BINGWU’s M&A of AOSEN happened on May 18, 2010, and at that time, the sole shareholder of BINGWU, Ren Ping Tu, held a Canadian passport and was not a Chinese citizen. The Round Trip Investment is not constituted on condition that applicable laws and regulations are not extended for interpretation by the relevant government authorities.

III. LEGAL STATEMENT ON OPTIONS AGREEMENT

1. In accordance with the laws of the People’s Republic of China, acts of transactions of equities and buying and selling of shares between BINGWU, as an offshore company, and any entity in a third county, will not be subject to approval of the Chinese Government.

2. The M&A contract shall be governed by the laws of the People’s Republic of China. The principles applicable for such laws conform to wish of the parties concerned and recognized by the laws of the People’s Republic of China. The M&A contract is binding upon the parties concerned, unless the M&A contract is deemed to impair the public interests in accordance with the laws of the People’s Republic of China or is denied according to legal proceedings.

3. On May 17, 2010, the shareholder of BINGWU Ren Ping Tu and Bai Yulu, a Chinese citizen, signed an Options Agreement, specifying the matters, for example, Bai Yulu, as the option holder, shall be entitled to, within one year from May 17, 2011, purchase the shares held by Ren Ping Tu in BINGWU currently. The parties to the Options Agreement are the shareholders of the parties to the M&A contract at that time respectively, and they have legal connection in respect of the subject relationship. Therefore, according to the disclosure of the Principal, opinions are expressed in respect of the Options Agreement:

(1) The laws of the People’s Republic of China recognize that the Options Agreement provides for that the laws of Hong Kong are the governing laws and Hong Kong is a venue for any dispute arising, unless such Options Agreement conflicts with the laws of the People’s Republic of China or impairs the public interests. As for the judicial assistance in respect of the Options Agreement, the Chinese Court will admit or implement the decisions awarded by the Hong Kong Court, in accordance with international conventions participated or concluded by China and based on the mutual benefits and reciprocity principles.

(2) Subject to the provisions on the laws of Hong Kong governing the Options Agreement, it is not required to obtain approval of the Chinese Government in respect of performance, delivery, validity and performance consequences of the Options Agreement; however, when Bai Yulu performs his payment obligations, the laws and regulations of the People’s Republic of China concerning the administration of foreign exchange shall apply.

III CONCLUSIONS

In summation, the lawyer deems that the parties involved in the M&A have competent qualifications and express their true and unanimous intention of the M&A, and meanwhile, the M&A has been approved and confirmed by relevant Chinese governmental authorities; relevant legal documents, in particular, the agreement signed during the M&A, shall be governed by Article 44 (1) of the Contract Law of the People’s Republic of China, and shall become effective from the day upon their establishment, and are legal and valid agreements. Since the change of the shareholders of AOSEN has been verified and registered by, including but not limited to, the Department of Commerce of Guizhou Province and the Administration for Industry and Commerce of Guizhou Province who have the power to made such approval and registration, establishment of AOSEN and change into a foreign-funded limited liability company are legal and valid. AOSEN exists for sustained operation until now, with no bankruptcy, liquidation, cancellation and termination of business occurring, and its scope of business has been approved and registered by competent authorities, and the activities are carried out within the scope as approved and registered and shall be protected according to law; the shareholders and the company are legally entitled to operation rights and interests, and bear the operation obligations and risks.

IV. PROMPTING

These Legal Opinions are given only in respect of the contents and matters abovementioned rather than other matters. These Legal Opinions shall not constitute interpretation and supplement to or instructions on said agreements and contracts.

Without written agreement of JQ, these Legal Opinions shall neither be used for other purposes, nor be extracted or quoted, in whole or in part, in order to avoid any legal discrepancy or misinterpretation resulting from extraction or quotation.

These Legal Opinions are based on the Chinese version that shall prevail, in case of any inconsistency between such Chinese version and the English version (that is the translation of the Chinese version).

SU YONGZHENG (LAWYER)
ON BEHALF OF
GUANGXI JIQIANG LAW FIRM
Date: Sept. 28, 2010

ANNEX B

 OPTION AGREEMENT

OPTION AGREEMENT (this “Agreement”), dated as of May 17, 2010, by and between

Ren Ping Tu (the “Grantor”), a Canadian citizen, and Yulu Bai (the “Optionee””), a PRC citizen.

BACKGROUND

The Grantor currently owns 10,000 ordinary shares of China Bingwu Forestry Group Limited (the “Company”), a Hong Kong company. The Grantor desires to grant to the Optionee an option to acquire all of the ordinary shares of the Company now owned or hereinafter acquired by the Grantor on the terms set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, mutual covenants herein set forth and other good and valuable consideration, subject to the terms and conditions herein, the parties hereby agree as follows:

1.           Grant of Option. Subject to the terms and conditions herein, the Grantor hereby grants to the Optionee an option (the “Option”) to purchase all of the ordinary shares of the Company now owned or hereinafter acquired by Grantor, and any and all shares the Grantor is now or will in the future become entitled to own as a result of Grantor’s ownership of the such shares (the “Option Shares”), at an exercise price of $2,500,000 (the “Exercise Price”). For the avoidance of doubt, the Option Shares shall include any and all shares delivered to the Grantor in exchange for his ordinary shares, in a future merger, reorganization, consolidation, sale or other disposition of the Company’s securities.

2.           Term of the Option. The Optionee may exercise his Option at any time during the period commencing on the 365th day following of the date hereof and ending on the second anniversary of the date hereof (the “Term”) in accordance with the exercise procedure specified in Section 4 hereof.

3.           Rights of Optionee. The Optionee shall not have any rights to dividends or distributions or any other rights of an equity holder with respect to the Option Shares until the Option Shares shall have been issued to the Optionee (as evidenced by the appropriate entry on the transfer books of the Company) upon exercise of the Option to purchase the Option Shares; provided, however, that if the Company makes a distribution or dividend during the Term, then the property so distributed or the property that is the subject of the dividend will be held in trust by the Grantor in favor of the Optionee during the Term and become part of the interest in the Shares which is transferable to the Optionee upon exercise of the Option.

4.           Exercise Procedure. The Optionee may exercise his Option, in whole but not in part, at any time during the Term, by delivering to the Company and the Grantor a written notice of such exercise substantially in the form attached hereto as Exhibit A (the “Exercise Notice”), duly signed by the Optionee. The delivery of the Exercise Notice in accordance herewith will constitute a binding obligation (a) on the part of the Optionee to purchase and (b) on the part of the Grantor to sell, the Option Shares subject to such Exercise Notice in accordance with the terms of this Agreement.

5.          Exercise Price; Delivery of Shares. If the Optionee exercises his Option in accordance with Section 4, the Optionee shall pay the exercise price to the Grantor no later than 15 days after delivery of the Exercise Notice. Within five business days after the receipt of both the Exercise Notice and the exercise price, the Grantor shall deliver, or take all steps necessary to cause to be delivered, certificates representing the Option Shares.

6.          Escrow of Grantor’s Shares. To secure the performance of Grantor’s obligations under this Agreement, within 15 days after execution of this Agreement, the Grantor shall deliver to Regal Nominees Limited, as Escrow Agent (the “Escrow Agent”), certificates representing all of the Option Shares (together with duly executed stock powers or assignment without certificate or other instrument of transfer acceptable to the Company’s transfer agent, in blank) to be held by the Escrow Agent until termination of this Agreement.

7.           Covenants of the Grantor. The Grantor agrees that, prior to the termination of this Agreement, he shall not transfer, sell, assign, or otherwise dispose of, or pledge or encumbrance, any shares of capital stock of the Company Grantor owns, including the Option Shares, to any other party. The Grantor further agrees that, prior to the termination of this agreement, he shall not, without the prior written approval of the Optionee, vote (in person, by proxy or by action by written consent, as applicable) any of the Option Shares in favor of, adopt or approve any of the following actions:

a.	Any increase of the number of authorized shares of capital stock of the Compa- ny;

b.	Any transfer, sale, assignment, or other disposition of, or pledge or encumbrance of, any of the Company’s material assets (including, without limitation, any shares of any subsidiary or non-majority owned affiliated companies);

c.	Any Change in Control. “Change in Control” means the first to occur of any of the following events with respect to the Company or any successor entity:

(i)          An acquisition by any individual, entity or group (a “Person”) of 20% or more of either (A) the then outstanding ordinary shares (the “Outstanding Shares”) or (B) the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (4) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of paragraph (iii) of this definition; or

(ii)          A change in the composition of the Board such that the individuals who, as of the date of this Agreement, constitute the board of directors of the Company (the “Board”) (such Board shall be hereinafter referred to as the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, for purposes of this definition any individual who becomes a member of the Board subsequent to the date of this Agreement, whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

2

(iii)           Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition by the Company of assets or stock of another entity (“Corporate Transaction”); excluding, however, such a Corporate Transaction following which (A) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 50% of, respectively, the Company’s outstanding ordinary shares, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions, as their ownership immediately prior to such Corporate Transaction, of the Outstanding Shares and Outstanding Company Securities, as the case may be, (B) no Person (other than the Company, or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors except to the extent that such ownership existed prior to the Corporate Transaction, and (C) individuals who were members of the Incumbent Board at the time of the execution of the initial agreement or of the Board action providing for such Corporate Transaction constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

(iv)           The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company;

The parties agree that neither this Agreement nor the transactions contemplated thereby shall be deemed to be a “Change in Control”.

d.	Any sale or other issuance of any equity interest, shares of capital or other securi- ties of the Company or any of its subsidiaries;

3

e.	Any declaration, accrual, set aside or payment of any dividend or other distribu- tion in respect of any equity interest or any shares of capital stock or other securi- ties of the Company or any repurchase or redemption of any equity interest or any shares of capital stock or other securities of the Company; or

f.	Any agreement, commitment or offers of the Company or any of its subsidiaries, whether or not in writing, to take of the actions prohibited by clauses (a) through (e).

The Grantor further agrees that he shall cause the Company and each of its subsidiaries to preserve intact the business and management organization of the Company and all of its subsidiaries.

8.           Notices. Each notice relating to this Agreement shall be in writing and delivered in person or by facsimile or certified mail to the addresses of the respective parties hereto as specified on the signature page hereto, or to such other address as either party hereto may hereinafter duly give to the other.

9.           Assignment; Designation of Option Shares Recipient; Binding. The Optionee may assign his Option to any third party subject to compliance with applicable laws. In addition, the Optionee may designate a third party to receive all or any part of the Option Shares instead of the Optionee upon the exercise of his Option by the Optionee. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their successors, and permitted assigns.

10.          Termination. This Agreement shall terminate upon the exercise of the Option by the Optionee, unless the Agreement is earlier terminated by mutual agreement of the parties or upon expiration of the Term.

11.          Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters herein, and cannot be amended, modified or terminated except by an agreement in writing executed by the parties hereto.

12.          Governing Law. This Agreement shall be construed in accordance with and governed by the laws of Hong Kong without regard to the conflicts of law principles thereof.

13.          Further Assurances. Each of the parties to this Agreement will use its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including the execution and delivery of such other documents and agreements as may be necessary to effectuation the transfer of the Option Shares upon exercise of the Option).

4

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

GRANTOR:	OPTIONEE:

Ren Ping Tu	Yulu Bai

/s/ Ren Ping Tu	/s/ Yulu Bai

Address:	Address:

Room 1613,16/F.	Jun Yue Hua Ting, Building A
Tai Yau Building,181 Johnston Road	3rd Floor, Unit -1
Wanchai,HongKong.	#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China

5

EXHIBIT A

FORM OF EXERCISE NOTICE

Date:

Ren Ping Tu (the “Grantor”)
Room 1613,16/F.
Tai Yau Building,181 Johnston Road
Wanchai, HongKong

Re:	Option Agreement dated May 17, 2010 (the “Option”), between Ren Ping Tu (the
“Grantor”), and the undersigned (the “Optionee”)

Dear Sir/Madam:

In accordance with Section 4 of the Option Agreement, the Optionee hereby provides this notice of exercise of the Option in the manner specified below:

(a)	The Optionee hereby exercises its Option with respect to the Option Shares pursuant to the Option Agreement.

(b)	The Optionee will pay the sum of US$2,500,000 to the Grantor.

(c)	Pursuant to this exercise, the Grantor will deliver to _______________ the shares representing all of the Option Shares in accordance with the instructions attached he- reto.

Dated: _______________, ______

/s/ Yulu Bai
Yulu Bai

6